Exhibit 99.1

NUTRIEN LTD.

CORY POTASH

NATIONAL INSTRUMENT 43-101 TECHNICAL REPORT ON

CORY POTASH DEPOSIT (KL 103C),

SASKATCHEWAN, CANADA

FEBRUARY 26, 2021

NUTRIEN LTD.

GEOSERVICES & LAND – POTASH ENGINEERING, TECHNOLOGY & CAPITAL

500 – 122 FIRST AVENUE SOUTH

SASKATOON, SASKATCHEWAN, CANADA

S7K 7G3

QUALIFIED PERSON: CRAIG FUNK, P. ENG., P. GEO.

DATE AND SIGNATURE PAGE

The scientific and technical information included in this report has been prepared under the supervision of persons who are ‘‘qualified persons’’ under Canadian National Instrument 43-101. Craig Funk, P. Eng., P. Geo. is the qualified person who supervised the preparation of the information presented in this report and who verified the data disclosed herein.

/s/ “Craig Funk”
Signature	Craig Funk, P. Eng., P. Geo.
Director, GeoServices & Land Nutrien Ltd.

Date	February 26, 2021

AUTHOR PAGE

The scientific and technical information included in this report has been prepared by, or under the supervision of, persons who are ‘‘qualified persons’’ under Canadian National Instrument 43-101.

Craig Funk, B. Sc., M.Sc., P. Eng., P. Geo. (APEGS Member # 16034)

•	Director, GeoServices & Land – Potash Engineering, Technology & Capital

•	B. Sc. (Geological Engineering – Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1989

•	M. Sc. (Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1992

•	with Nutrien or its subsidiaries since 2008

is the qualified person who supervised the preparation of all information presented in this report and who verified the data disclosed herein.

The team of persons who conducted the majority of the work presented in this report consists of:

Jodi Derkach, B. Sc., Cert. GIS, P. Geo. (APEGS Member # 14897)

•	Sr. Manager, Land & Resource – Engineering, Technology & Capital

•	B. Sc. (Geology), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 2007

•	Geographic Information Science for Resource Management Certificate, Saskatchewan Polytechnic, Prince Albert, Saskatchewan, Canada, 2010

•	with Nutrien or its subsidiaries since 2010

Jennifer Nicolay Lawlor, B. Sc., P. Geo. (APEGS Member # 16167)

•	Advisor, Land & Resource – Potash Engineering, Technology & Capital

•	B. Sc. (Geology), University of Regina, Regina, Saskatchewan, Canada, 2008

•	with Nutrien or its subsidiaries since 2013

Lisa MacKenzie, Cert. GIS

•	Advisor, Land – Potash Engineering, Technology & Capital

•	Geographic Information Science for Resource Management Certificate, Saskatchewan Polytechnic, Prince Albert, Saskatchewan, Canada, 2012

•	with Nutrien or its subsidiaries since 2012

LIST OF FIGURES

Unless otherwise noted, figures for which a source and / or date are not provided are current as of the effective date of this report and were prepared by the Company.

Figure 9: Cross-section of the Prairie Evaporite Formation across southern Saskatchewan showing relative position of potash members.	16
Figure 10: Potash exploration at Cory including 3D seismic (purple), 2D seismic infill (orange lines), and potash drillholes (black dots).	17
Figure 11: Saskatoon-area seismic section showing relative rock velocities and major geological units.	18
Figure 12: Stratigraphic section showing local nomenclature at, and adjacent to, the mining horizon.	19
Figure 13: Potash assay plot for drillhole Cory 05-30-036-06 W3 indicating the best 3.35 m (11’) mining interval.	21
Figure 14: Histogram of potash ore grade from Cory in-mine grade samples (1968 to December 2020).	22
Figure 15: Map showing Cory Mineral Resource as of December 31, 2020.	27
Figure 16: Map showing Cory Mineral Reserve as of December 31, 2020.	29
Figure 17: Schematic cross-section through the Prairie Evaporite Formation, illustrating mining horizons at each of Nutrien’s conventional potash operations.	30
Figure 18: Mined tonnes, product tonnes, and concentration ratio for the Cory mine over the past 10 years.	31
Figure 19: Simplified flow diagram for potash flotation and crystallization milling methods used at Cory.	32
Figure 20: Cory mill recovery rate over the past 10 years.	33
Figure 21: World potash production and demand for 2020E.	34
Figure 22: World potash shipments and consumption, 2016-2020E.	35
Figure 23: Aerial photo showing the Cory surface operations, disposal wells, and Tailings Management Area.	37

LIST OF TABLES

Table 1: Potash Mineral Resources and Reserves for Cory, as of December 31, 2020.	9
Table 2: Assay results for all potash test holes within Cory Lease KL 103C.	20
Table 3: Values for potash assay plot in Figure 13.	21
Table 4: Primary Potash Market Profile	35

EFFECTIVE DATE OF REPORT

The effective date of this report is December 31, 2020, except where otherwise noted.

1.0 SUMMARY

Effective January 1, 2018, Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and Agrium Inc. (“Agrium”) completed a court-approved plan of arrangement (the “Arrangement”) involving, among others, PotashCorp, Agrium, and Nutrien Ltd. (“Nutrien”) the new parent company of PotashCorp and Agrium. As a result of completing the Arrangement, PotashCorp and Agrium are wholly owned subsidiaries of Nutrien. References to “the Company” means Nutrien, indirectly through PotashCorp, or, for references prior to the completion of the Arrangement, PotashCorp, as the context requires.

Nutrien is the world’s largest provider of crop inputs and services, with operations and investments in 14 countries. It produces the three primary plant nutrients: potash, phosphate, and nitrogen. It also has a retail network that services over 500,000 growers worldwide. Nutrien is a corporation organized under the Canada Business Corporations Act, the common shares of which listed and publicly traded on the Toronto and New York stock exchanges (symbol NTR).

The Company owns and operates a potash mine at Cory, Saskatchewan, Canada (“Cory mine” or “Cory”). An aerial view of the Cory surface operations is shown in Figure 1. The Cory Crown Subsurface Mineral Lease is numbered KL 103C and was amended in December 2020. Production of potash from the Cory mine began in 1968.

Figure 1: Aerial photo of Cory surface operations.

In 2020, annual nameplate capacity for Cory was 3.0 million tonnes and annual operational capability was 1.0 million tonnes of finished potash products (concentrated KCl). Estimates of nameplate capacity are based on capacity as per design specifications or Canpotex entitlements once these have been determined. Operational capability is the estimated annual achievable production level at current staffing and operational readiness (estimated at beginning of year), not including any inventory-related shutdowns and unplanned downtime, and may vary during the year and year-to-year including as between our potash operations.

While the term potash refers to a wide variety of potassium bearing minerals, in the Cory region of Saskatchewan, the predominant potash mineralization is sylvinite, which is comprised mainly of the minerals sylvite (KCl / potassium-salt) and halite (NaCl / rock salt), with minor amounts water insolubles. Carnallite (KMgCl3 · 6H2O) occurs only in trace amounts at Cory. Potash fertilizer is concentrated, nearly pure KCl (i.e. greater than 95% pure KCl), but ore grade is traditionally reported on a % K2O equivalent basis. The “% K2O equivalent” gives a standard measurement of the nutrient value of different potassium-bearing rocks and minerals. To convert from % K2O equivalent tonnes to actual KCl tonnes, multiply by 1.58.

The Cory mine is a conventional underground mining operation whereby continuous mining machines are used to excavate the potash ore by the long room-and-pillar, and in recent years, by the stress-relief mining method. Continuous conveyor belts transport ore from the mining face to the bottom of the production shaft. In addition to hoisting potash ore to surface, the production shaft provides fresh air ventilation to the mine and serves as a secondary egress. The Service Shaft is used for service access, primary egress, and exhausting ventilation from the mine. Raw potash ore is processed and concentrated on surface. Concentrated finished potash products (near-pure KCl) are sold and shipped to markets in North America and offshore.

Virtually all Cory underground mining rooms are in the potash mineralized zone situated approximately 12 m below the top of the host evaporite salt, the Prairie Evaporite Formation. More specifically, the Cory mine is located within the Patience Lake Potash Member of the Prairie Evaporite Formation. In this Potash Member, there are two potash seams named A Zone (the upper seam) and B Zone (the lower seam); at present, only the A Zone is being mined at Cory. Mine elevations average approximately 1,010 m depth below surface.

Mine workings are protected from aquifers in overlying formations by salt which overlies the mineralized zone. Conservative local extraction rates (never exceeding 45% in any mining block) are employed at Cory to minimize potential detrimental effects of mining on overlying strata; this is common practice in flat-lying, tabular ore bodies overlain by water-bearing layers.

Part of the normal surface infrastructure associated with operating the potash mine in Saskatchewan includes waste disposal on the land and disposal of salt brine into deep subsurface aquifers. The Company stows salt tailings within an engineered and licensed Tailings Management Area (TMA) and operates four brine disposal wells near the surface plant of the Cory mine.

Over the 52-year mine life, 123.510 million tonnes of potash ore have been mined and hoisted to produce 38.672 million tonnes of finished potash product (from startup in 1968 to December 31, 2020). The life-of-mine average concentration ratio (raw ore / finished potash products) is 3.19 and the overall extraction ratio over this time period is 27%. Actual production of finished potash products at Cory for the last 10 years (in millions of tonnes per year) is shown in Figure 2.

Cory - Finished Potash Products / Year (MT)

Figure 2: Actual finished potash products production from the Cory mine over the past 10 years.

Over the past three years (2018, 2019, 2020), actual potash production at Cory has totaled:

•	10.878 million tonnes of ore mined and hoisted (3.626 million tonnes per year, on average)

•	3.186 million tonnes of finished potash products produced (1.062 million tonnes per year, on average)

•	Average mill feed ore grade was 23.8% K20 equivalent

•	Average concentration ratio (ore mined / potash produced) was 3.44

The Canadian Institute of Mining and Metallurgy and Petroleum (CIM) has defined Mineral Resources and Reserves in The CIM Definition Standards for Mineral Resources and Reserves (2014). Based on these guidelines, all mineral rights owned or leased by the Company at Cory can be assigned to Mineral Resource categories (Inferred, Indicated, and Measured) and Mineral Reserve categories (Probable and Proven). Mineral Resources (reported as in-place tonnes)

and Mineral Reserves (reported as recoverable ore tonnes) for Cory as of December 31, 2020 are outlined in Table 1. Mineral Resources reported are exclusive of Mineral Reserves.

Table 1: Potash Mineral Resources and Reserves for Cory, as of December 31, 2020.

Proven Mineral Reserve (millions of tonnes recoverable ore)	73
Probable Mineral Reserve (millions of tonnes recoverable ore)	141
Total Mineral Reserve (millions of tonnes recoverable ore)	214

Measured Mineral Resource - A Zone (millions of tonnes in-place)	1,056
Measured Mineral Resource - B Zone (millions of tonnes in-place)	1,396
Indicated Mineral Resource - A Zone (millions of tonnes in-place)	612
Indicated Mineral Resource - B Zone (millions of tonnes in-place)	613
Inferred Mineral Resource - A Zone (millions of tonnes in-place)	1,284
Inferred Mineral Resource - B Zone (millions of tonnes in-place)	1,286
Total Mineral Resource (millions of tonnes in-place)	6,247

Average % K2O Grade - A Zone (from Cory in-mine samples)	21.9%
Average % K2O Grade - B Zone (from Lanigan in-mine samples)	20.3%
Years of Remaining Mine Life	59

Potash production in any given year at the Cory potash mine is a function of many variables, so actual production in any given year can vary dramatically from tonnages produced in previous years. The Mineral Reserve tonnage and historic average production are used to estimate remaining mine life. If the average mining ratio seen over the past three years (3.626 million tonnes of potash ore mined and hoisted per year) is sustained, and if Mineral Reserves remain unchanged, then the Cory mine life is 59 years from December 31, 2020.

The mining of potash is a capital-intensive business subject to the normal risks and capital expenditure requirements associated with mining operations. The production and processing of ore may be subject to delays and costs resulting from mechanical failures and such hazards as: unusual or unexpected geological conditions, subsidence, water inflows of varying degree, and other situations associated with any potash mining operation.

2.0 INTRODUCTION

The purpose of this document is to give a formal reporting of potash Mineral Resource and Reserve for the Cory mine, and to provide a description of the method used to compute Mineral Resource and Reserve tonnages. Sources of geological and geotechnical information analysed from this study include:

•	Publicly available geological maps, reports, and publications (listed in Section 27.0)

•	Internal reports on historic exploration drillholes

•	Hydrogeological analysis conducted in historic exploration drillholes

•	Geological studies conducted at the Cory mine over the past 50+ years

•	In-mine geophysical studies conducted at the Cory mine over the past 50+ years

•	Geotechnical studies conducted for the Cory mine over the past 50+ years

•	2D surface seismic exploration data (approximately 67 linear km of infill where 3D seismic is not present)

•	3D surface seismic exploration data (an area covering approximately 266 km2 to date)

All data and reports are archived at the Nutrien corporate office in Saskatoon, the Cory mine site, or secure offsite commercial document storage facilities. In addition, drillhole data (well-log data, drilling reports, drill-stem test results, etc.) are archived with the Saskatchewan Ministry of Energy & Resources, Integrated Resource Information System (IRIS), and surface seismic data (shot records and stack) are archived through an offsite commercial data storage service.

All geological and geophysical data and information presented in this report were personally reviewed and inspected by qualified geoscience staff at Nutrien who are registered with the Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS) under the supervision of Craig Funk (P. Eng., P. Geo., Director, GeoServices & Land). Mr. Funk last visited Cory on October 30, 2019. A site visit in 2020 did not occur due to safety, public health and travel restrictions related to the COVID-19 pandemic. All reserve and resource estimates and mineral rights data presented in this report were personally evaluated and reviewed by the authors of this report. Each of these staff works at Cory or collaborates with Cory personnel multiple times per year.

The authors of this report would like to acknowledge former staff for their past contributions to this report. The authors would also like to thank the many staff who provided information and expert reviews on portions of this report.

3.0 RELIANCE ON OTHER EXPERTS

Responsibility for the accuracy of the technical data presented in this report is assumed by the authors. Outside experts were not used in the preparation of this report.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 General

The Cory mine is located in central Saskatchewan, approximately 7 kilometers west of the city of Saskatoon, Saskatchewan. The general location is shown on the map in Figure 3.

Figure 3: Map showing location of Nutrien Operations, including Cory.

The Legal Land Description (Saskatchewan Township / Range) of the Cory surface plant is Section 18 Township 36 Range 06 West of 3rd Meridian. More precisely, the Cory service shaft collar is located at:

•	Latitude: 52 degrees 05 minutes 30.15 seconds North

•	Longitude: 106 degrees 51 minutes 16.32 seconds West

•	Elevation: 503 metres above mean sea level (SL)

•	Easting: 372,951 m

•	Northing: 5,772,861 m

•	Projection: UTM

•	Datum: NAD83

•	Zone: 13

The Company owns approximately 2,109 hectares (5,212 acres) of surface rights required for current Cory mine operations, including all areas covered by the existing surface plant and TMA, and all surface lands required for anticipated near-future Cory mine and expanded milling operations.

All permits and approvals required for the operation of a potash mine in Saskatchewan are in place at Cory.

Figure 4 is a more detailed map showing the location of the Cory mine relative to potash deposits in Saskatchewan (modified from Yang, 2009).

SASKATCHEWAN
ALBERTA
MANITOBA
UNITED STATES OF AMERICA
PLATEAU
VANSCOY
CORY
PATIENCE LAKE
ALLAN
LANIGAN
ROCANVILLE
Saskatoon
Prince Albert
North Battleford
Melfort
Hudson Bay
Lake Winnipegosis
Swan River
Kindersley
Yorkton
Melville
Moose Jaw
Regina
Swift Current
Medicine Hat
Wainwright
Vermilion
Lloydminster
South Saskatchewan River
Assiniboine River
Virden
Melita
Estevan
Grasslands National Park
Havre
0 20 40 60 80
Kilometres

Figure 4: Nutrien’s potash operations, including Cory, relative to potash mineralization (pink) in Saskatchewan.

4.2 MINERAL RIGHTS

Mineral rights at Cory are mined pursuant to mining leases with the Province of Saskatchewan, Canada (the Crown), and with non-Crown (Freehold) mineral rights owners. Crown mineral rights are governed by The Subsurface Mineral Tenure Regulations, 2015, and Crown Leases are approved and issued by the Saskatchewan Ministry of Energy & Resources. The original Cory Crown Subsurface Mineral Lease, numbered KL 103, was signed and executed in September 1962. In the following years, minor amendments were made to the Lease, resulting in Crown Subsurface Mineral Lease KL 103B.

Following the 2018 Arrangement, synergies were identified and realized whereby 3,503 hectares (8,656 acres) of inaccessible land in the northern part of Nutrien’s adjacent Vanscoy Crown Lease were transferred into the Cory Crown Lease where they could be developed, while 1,298 hectares (3,207 acres) of inaccessible land from the Cory Crown Lease were transferred into Vanscoy’s Crown Lease where they could be developed. Vanscoy’s Crown Subsurface Mineral Lease KL 114C was amended in 2020 at the same time as KL 103C.

KL 103C covers an area of approximately 51,438 hectares (127,107 acres), as shown in Figure 5. At Cory, the Company has leased potash mineral rights for 28,507 hectares (70,412 acres) of Crown Land and owns or has leased approximately 18,351 hectares (45,346 acres) of Freehold Land within the lease boundary. The Cory Crown Lease term is for a period of 21 years from September 15, 2004, with renewals (at the Company’s option) for 21-year periods.

Freehold Lands also remain under lease providing, generally, that production is continuing and that there is a continuation of the Crown Lease.

Within the Cory Crown Lease area 29,772 hectares (73,569 acres) are mined pursuant to a unitization agreement with mineral rights holders (Crown and Freehold) shown in Figure 5.

When underground workings of a potash mine are designed, there are inevitably regions that are mined with higher mining extraction (e.g. production panels) and other regions where mining extraction is lower (e.g. conveyor-belt development rooms). To treat mineral rights holders in both low extraction and high extraction areas fairly, and to promote good mining practices, a unitization agreement is the preferred method for determining royalty payouts. Under a unitization agreement, each mineral rights holder is paid a royalty based on their proportional share of the entire Unit Area regardless of whether or not their lands are actually mined. For example, if one mineral rights holder owns rights to 4,000 hectares within a 40,000 hectare Unit Area, they would be paid 10% of the total monthly royalty payout from that Unit Area.

Figure 5: Map showing Cory Crown Lease KL 103C (blue) and Unit Area #1 (green).

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Cory mine surface facilities are accessed by an existing paved road that is part of the Saskatchewan Provincial Highway System. All potash product is shipped by rail over existing track. Location of the Cory mine with respect to the features described in this section (major road and rail infrastructure, as well as nearby river systems) is shown in Figure 6.

The Cory mine is served by a number of villages within 50 kilometres of the mine site. The nearest city is Saskatoon (7 km distant).

Cory is situated near the northern extent of the Great Plains of North America. Topography is relatively flat, with gently rolling hills and occasional valleys. The Cory surface plant lies approximately 10 km north-west of the South Saskatchewan River, a major continental drainage channel. Climate at Cory is typical for an inland prairie location at latitude 52º North (often characterized as “mid-latitude steppe” climate).

Part of the normal surface infrastructure associated with operating the potash mine in Saskatchewan includes waste disposal on the land and disposal of salt brine into deep subsurface aquifers. Facilities to carry out all aspects of these tasks are in place at Cory (see Section 20.0).

Cory Lease 103C
Vegetation
Asquith
Rail
Highway
Water Body
Urban Area
Saskatoon
River
Cory Surface Operations
Warman
Martensville
Clavet
Delisle
North Saskatchewan River
South Saskatchewan River
Kilometers
0
4
N

Figure 6: Map showing infrastructure near Cory. Cory surface operations shown as red dot.

6.0 HISTORY

Ten potash mines were brought into production in Saskatchewan between 1962 to 1970. With over 50 years of production history, most potash mines have contracted or expanded production in response to the demand for potash. No new mines had been commissioned until 2017. Most of the operating mines are conventional underground mines, while three operate using solution mining methods.

Exploration drilling for potash in the Cory area was carried out in the 1950s and 1960s. The Cory mine was built by a company called Duval Sulphur and Potash Company in the 1960s. Potash production began at Cory in 1968 and the mine has run on a continuous basis other than short-term shutdowns taken for inventory management purposes, occasional plant maintenance and construction work, or other outages that are typical for operations of this nature. PotashCorp acquired the Cory mine in 1976.

Effective January 1, 2018, PotashCorp and Agrium completed the Arrangement. As a result of completing the Arrangement, PotashCorp and Agrium are wholly owned subsidiaries of Nutrien.

A major refurbishment and expansion of the Cory mine was completed in 2013 increasing nameplate capacity to 3.0 million tonnes of finished potash products per year. Both flotation and crystallization methods are used at Cory to produce granular, standard, industrial grade, and feed grade potash products.

7.0 GEOLOGICAL SETTING AND MINERALIZATION

Much of southern Saskatchewan is underlain by the Prairie Evaporite Formation, a layered sequence of salts and anhydrite which contains one of the world’s largest deposits of potash. The potash extracted from the predominantly sylvinitic ore has its main use as a fertilizer. A map showing the extent of the potash deposits in Saskatchewan is shown in Figure 4.

The 100 m to 200 m thick Prairie Evaporite Formation is overlain by approximately 400 m of Devonian carbonates followed by 100 m of Cretaceous sandstone, 400 m of Cretaceous shales, and 100m of recent Pleistocene glacial tills to surface. The Prairie Evaporite Formation is underlain by Devonian carbonates. The Phanerozoic stratigraphy of Saskatchewan is remarkable in that units are flat-lying and relatively undisturbed over very large areas. A geological section representing Saskatchewan stratigraphy is shown in Figure 7 (modified from Fuzesy, 1982). A geological section representing the Prairie Evaporite Formation stratigraphy in the Saskatoon area is shown in Figure 8 (modified from Fuzesy, 1982).

Figure 7: Vertical section showing basic layered-Earth stratigraphy in a typical Saskatchewan potash region.

Potash mineralization in this region of Saskatchewan is predominantly sylvinite, which is comprised mainly of the minerals sylvite (KCl) and halite or rock salt (NaCl), with trace carnallite (KMgCl3 · 6H2O) and minor water insolubles. Potash fertilizer is concentrated, nearly pure KCl (i.e. greater than 95% pure KCl), but ore grade is traditionally reported on a % K2O equivalent basis. The “% K2O equivalent” gives a standard measurement of the nutrient value of different potassium-bearing rocks and minerals. To convert from % K2O equivalent tonnes to actual KCl tonnes, multiply by 1.58.

Over the past three years (2018, 2019, 2020), the average measured potash ore grade of the mill feed at Cory was 23.8% K20 equivalent. The average ore grade reported from 11 historic surface drillhole intersections, all within Cory Subsurface Mineral Lease KL 103C, is 25.5% K20 equivalent (discussed further in Section 10.0). The average ore grade observed from thousands of in-mine samples collected to the end of December 2020 is 21.9% K20 equivalent (discussed further in Section 11.2).

GAMMA RAY LOG (API)
0 50 100 150 200 250 300 350
HALITE
SYLVINITE
CARNALLITE
CLAY SEAM
NEUTRON & DENSITY POROSITY LOGS (%)
-15 -5 5 15 25 35 45 55 65
SECOND RED BEDS
TOP OF PRAIRIE EVAPORITE
PATIENCE LAKE MEMBER
BELLE PLAINE MEMBER
990
1000
1010
1020
1030
1040
1050
1060

Modified after Pearson 1963 and Fuzesy 1982

Figure 8: Geophysical wireline logs showing basic stratigraphy of the Prairie Evaporite Formation in the Saskatoon area.

8.0 DEPOSIT TYPE

There are three mineable potash members within the Prairie Evaporite Formation of Saskatchewan. Stratigraphically highest to lowest, these members are: Patience Lake, Belle Plaine, and Esterhazy. A geological section showing potash members that occur in Saskatchewan is shown in Figure 9 (Fuzesy, 1982).

The Cory potash deposit lies within the Patience Lake Potash Member of Prairie Evaporite Formation. There are two potash seams named A Zone and B Zone within this Member; at present, only the A Zone is being mined at Cory. Some test mining has been carried out in the B Zone, but no mining is done in this layer at present. Neither the Esterhazy nor the White Bear Potash Members are present in the Cory area. The Belle Plaine Potash Member is not well-developed, and therefore is not mined.

Cory potash mineralization occurs at a depth averaging approximately 1,010 m below surface. The A Zone is approximately 3.35 m thick and occurs near the top of the Prairie Evaporite Formation salts. Salt cover from the ore zone to overlying units is approximately 12 m. The Cory mine operates as a conventional, underground potash mine.

Figure 9: Cross-section of the Prairie Evaporite Formation across southern Saskatchewan showing relative position of potash members.

9.0 EXPLORATION

Before the Cory mine was established, all exploration consisted of drilling from surface and analysis of core from these drillholes; drilling results are discussed in Section 10.0. Since mining began in 1968, there have been several exploration drillholes that intersect the ore zone of the Prairie Evaporite Formation. A map showing potash exploration coverage at Cory (drillholes, 2D and 3D seismic coverage) is shown in Figure 10.

In most of southern Saskatchewan, potash mineralization is in place wherever Prairie Evaporite Formation salts exist, are flat-lying, and are undisturbed. Since the surface seismic exploration method is an excellent tool for mapping the top and bottom of Prairie Evaporite salts, this has become the main potash exploration tool in any existing Saskatchewan Subsurface (potash) Mineral Lease. Historically, 2D seismic, and now full coverage 3D seismic methods are used to map continuity and extent of potash beds in flat-lying potash deposits. Seismic data are relied upon to identify collapse structures that must be avoided in the process of mine development since these structures can act as conduits for water ingress to the mine. As a result, isolation pillars or mining buffer zones are left around these anomalous features. This practice reduces the overall mining extraction ratio, but the risk of inflow to mine workings are effectively mitigated.

Between 1988 and 2020, 3D seismic has been acquired over an area covering 266 square kilometres within the Cory lease. Several square kilometres more have been acquired immediately outside of the lease, helping to better understand the regional geology surrounding the operations. The most recent seismic survey was conducted in 2020 further infilling the Cory lease area. Approximately 67 linear kilometres of 2D seismic lines infill the portions of the lease not covered by 3D seismic.

Figure 10: Potash exploration at Cory including 3D seismic (purple), 2D seismic infill (orange lines), and potash drillholes (black dots).

A typical seismic section from the Saskatoon area is shown in Figure 11. This is a cross-section extracted from a multi-program 3D seismic volume (earliest program was 2001). The vertical scale is in metres relative to sea level (SL). The seismic section is coloured by rock velocities computed from the seismic data and represents different rock types. Note that the Prairie Evaporite (salt) is continuous. This indicates an undisturbed, flat-lying salt within which potash is likely to be found based on over 50 years of mining experience at Cory.

Experience has shown that the potash mining horizon is continuous when seismic data are undisturbed and flat-lying, as shown in Figure 11. It is now Nutrien’s policy to collect detailed 3D seismic data ahead of mining. Any areas recognized as seismically unusual are identified early, and mine plans are adjusted as needed.

Figure 11: Saskatoon-area seismic section showing relative rock velocities and major geological units.

10.0 DRILLING

For the original Cory potash test holes drilled in the 1950s and 1960s, the primary objective of drilling was to sample potash horizons to establish basic mining parameters. Seismic surveys (2D) were done sparingly in those days, so the drillhole information was relied upon heavily to evaluate potash deposits. Test holes would penetrate the evaporite section with a hydrocarbon-based drilling mud (oil-based or diesel fuel) to protect the potash mineralization from dissolution. Basic geophysical well-logs were acquired, and in many cases, drill stem tests were run on the Dawson Bay Formation to help assess water-make potential of the caprock. Core samples from the targeted potash intersections were split or quartered (cut with a masonry saw), crushed, and analysed to establish potash grades.

Relatively thin interbeds or seams of insoluble material, referred to as clay seams in the potash industry, are an ever-present component of the A Zone and B Zone at Cory. Figure 12 shows the basic stratigraphic relationships. These seams, along with the clay or clay-like material disseminated throughout the mining horizon, make up the water insoluble portion of the ore. The same sequences of clay seams can be correlated for many kilometres across the central Saskatchewan potash mining district.

At Cory, a particular sequence of three clay seams marks the top of the A Zone, as illustrated in Figure 12 (modified from Robertson, 1978). These seams are used to guide the vertical positioning of the mining machine. The uppermost portion of the sequence of three seams is maintained at the top of the mining cut to keep the cutting “on grade”. Cutting too high above this upper seam or top marker results in dilution, as halite (rather than sylvinite) immediately overlies the production zone. In practice though, the top marker seam is slightly overcut (between 10 cm to 20 cm) to prevent an unstable condition from being created. Clay seams are often planes of weakness, and if they are undercut, material immediately below the clay seam becomes a hazard as it may separate and fall. Since the hazard must be remediated prior to advancing mining, thus slowing production, the moderately diluted mineral grade that results from the overcutting is preferable from a safety point of view.

The A Zone mining interval at Cory has been fixed at 3.35 m (11’). This mining height allows for comfortable working headroom and efficient extraction of potash ore.

Approximate depth below surface
1030 m
1035 m
1040 m
1045 m
1050 m
HALITE
SYLVINITE
HALITE
SYLVINITE
HALITE
SYLVINITE
HALITE
SYLVINITE
HALITE
Prominent Clay Seams
Upper A Zone
Salt Beam
Salt Back
A Zone Production Horizon
A Zone
Intermediate Rock Salt
B Zone

Modified from Robertson, 1978

Figure 12: Stratigraphic section showing local nomenclature at, and adjacent to, the mining horizon.

The original exploration area was explored with 15 test holes laid out in an approximate 1.6 km by 6.4 km (1 mile by 4 mile) grid pattern. Of these 15 drill holes, two did not have assays performed and two have anomalous hydrogeological indicators and the area around them is excluded from mine development. Original drill core assays were studied by independent consultant David S. Robertson and Associates (1976). Since mining commenced in 1968, no potash test holes have been completed where assays were acquired. All drilling and sampling were carried out following the regulations in place at the time.

Assays from all drillholes within Cory’s current Crown Lease (KL 103C) are provided in Table 2. In each case, the best 3.35 m (11’) mining interval intersected in the drillhole was determined from the assay values, using clay marker seams as a guide. With over 50 years of mining experience at Cory, it is the opinion of the authors that areas of low grade (i.e. <15% K2O) are localized with a relatively small lateral extent. Drillhole assay data for the A Zone at Cory gives an estimated mean grade of 25.5% K2O with 4.9% water insolubles.

B Zone mineralization is indicated by gamma ray geophysical log response in each of the exploration drillholes listed in Table 2 indicating a potash Mineral Resource. Although some test mining has been carried out in the B Zone, sustained production from that zone has not been established. Assay results for the B Zone are not presented here.

Table 2: Assay results for all potash test holes within Cory Lease KL 103C.

Average in 3.35 m (11’) mining interval (undiluted)
Drillhole	Year Drilled	%K2O	% Water Insolubles
14-28-036-06 W3	1954	*	*
04-28-037-07 W3	1955	24.9	4.6
01-11-037-07 W3	1955	26.0	4.8
08-22-036-07 W3	1956	29.1	4.6
16-06-037-08 W3	1957	24.5	3.2
04-16-036-07 W3	1965	27.0	6.2
16-34-035-07 W3	1965	28.0	4.9
01-25-035-07 W3	1965	17.3	6.8
01-32-036-07 W3	1965	26.4	5.2
06-18-036-06 W3	1965	23.8	3.9
05-07-036-06 W3	1965	26.5	4.7
04-04-036-06 W3	1965	29.4 (anomalous)	4.6 (anomalous)
05-30-036-06 W3	1965	27.3	4.9
01-16-036-06 W3	1965	25.6 (anomalous)	5.7 (anomalous)
13-01-038-08 W3	1968	*	*
Average of 11 usable values:		25.5	4.9

Due to the remarkably consistent mineralogy and continuity of the resource as experienced over 50 years of mine production, only a few exploration drilling programs were conducted after the 1960s. Instead of exploration drillholes, seismic surveying has been relied upon to explore ahead of mine development. Where normal Prairie Evaporite sequences are mapped in the seismic data, potash beds have unfailingly been present. Localized, relatively small mine anomalies not mapped in seismic data do occur. When they do, they are dealt with in the normal course of mining, and extraction through these anomalous areas is typically minimized. Anomalies associated with possible water inflow problems, which are mapped in the seismic data, are avoided.

11.0 SAMPLING PREPARATION, ANALYSES AND SECURITY

11.1 BASIC APPROACH

Exploration in the Cory area was initially conducted in the 1950s and 1960s. Sampling and assaying of potash core samples was done using methods considered consistent with standard procedures for potash exploration at these times.

Drillhole sampling methods have remained essentially the same over the years. Potash core samples are acquired as described in earlier sections of this report. Short segments of core usually about 1 foot (0.3 m) in length are labeled based on visible changes in mineralization, and sometimes based on fixed intervals. Each segment of core is then split using some type of rock or masonry saw. The split portion of core is then bagged and labeled and sent to a laboratory for chemical analysis. Historical potash samples remain stored at the Subsurface Geological Laboratory (Regina, Saskatchewan) of the Saskatchewan Ministry of Energy & Resources. Most of these have deteriorated substantially.

Figure 13: Potash assay plot for drillhole Cory 05-30-036-06 W3 indicating the best 3.35 m (11’) mining interval.

An assay plot for drillhole Cory 05-30-036-06 W3 is shown in Figure 13. Similar data were compiled for all historical potash test holes. The best 3.35 m (11’) mining interval intersected in each drillhole, as discussed in Section 10.0, is determined from the assay values, using clay seams as a guide. Table 3 lists the assay values plotted in Figure 13.

Table 3: Values for potash assay plot in Figure 13.

Thousands of in-mine ore grade samples have been collected at Cory to the end of December 2020 (discussed further in Section 11.2). All in-mine samples were analysed in the Cory mill laboratory using analysis techniques that were up to date for the era in which the sample was collected.

Regarding quality assurance for analytical results of in-mine samples, the Company participates in the Canpotex Producer Sample Exchange Program using methods developed by the Saskatchewan Potash Producers Association

(SPPA). The Sample Exchange Program monitors the accuracy of analytical procedures used in its labs. In the early 1970s, the SPPA initiated a round-robin Sample Exchange Program, the purpose of which was to assist the potash laboratories in developing a high level of confidence in analytical results. This program, now named the Canpotex Producer Sample Exchange Program using SPPA Methods (CPSEP), has continued up to the present. Current participants include all Canpotex member potash mine site labs, the Nutrien Pilot Plant Lab, and independent third-party surveyor labs. The CPSEP provides participants with three unknown potash samples for analysis quarterly. Results for the unknown sample analysis are correlated by an independent agency that distributes statistical analysis and a summary report to all participants. Completed exchange program samples can be used for control standards as required in QA/QC sections of standard analytical procedures.

The Nutrien Pilot Plant is secured in the same way as modern office buildings are secured. Authorized personnel have access and visitors are accompanied by staff. No special security measures are taken beyond that. Currently, no external laboratory certification is held by the Nutrien Pilot Plant. On occasion, product quality check samples are sent to the Saskatchewan Research Council, a fully certified analytical facility.

In the opinion of the authors, the sample preparation, security, and analytical procedures are acceptable, are consistent with industry-standard practices, and are adequate for Mineral Resource and Reserve estimation purposes.

11.2 MEAN POTASH MINERAL GRADE FROM IN-MINE SAMPLES

It has been the practice at Cory for the past several years to acquire two in-mine grade samples at the start of every cutting sequence and is done by collecting fine “muck” from the floor of the mine. The sampling frequency is equivalent to two samples taken approximately every 25 m in production panels, and two samples taken approximately every 50 m in development panels. In-mine grade sampling practices at Cory have varied over the years resulting in an irregular sample set. It is the belief of the authors that the average grade reported from these in-mine samples will become increasingly representative of Cory A Zone potash mineralization as standardized sampling continues. It will also lead to a normalized data distribution. At Cory, mill feed grade data collected over the years suggests a higher average grade than is found in the in-mine sample set.

Since start-up in 1968 through to the end of December 2020, a total of 5,762 useable in-mine potash mineral grade samples were collected from the Cory A Zone, the main potash horizon at Cory. All samples were analysed in the Cory mill laboratory using analysis techniques that were up to date for the era in which the sample was collected. Figure 14 shows a histogram of A Zone in-mine grade sample results from the Cory mine.

Figure 14: Histogram of potash ore grade from Cory in-mine grade samples (1968 to December 2020).

The median ore grade for this family of in-mine samples is 23.0% K2O equivalent and the mean ore grade is 21.9%. This is considered to be a more representative estimate of expected potash ore grade at Cory than drillhole assay results presented in Section 10.0.

For the B Zone at Cory, mineral grade is reported to be 20.3% K2O equivalent, the grade observed from 20,230 in-mine samples at the Lanigan mine where the B Zone has been extensively mined. Even though Cory mine is some distance from Lanigan, this is considered the best estimate of expected mineral grade for this potash layer because the deposit is known to be regionally continuous from west of Vanscoy to east of Lanigan (Fuzesy, 1982 and references therein). Although it is possible that if mining proceeds into the B Zone, the reported grade could change from what is reported. It is expected that any such change would be minimal.

11.3 POTASH ORE DENSITY FROM IN-MINE MINERAL GRADE MEASUREMENTS

An estimate of in-situ rock density is used to calculate potash mineralization volumes in Mineral Resource and Reserve assessments. A common approach, and the one used by Nutrien, is to determine in-place Mineral Resource and Reserve volumes (m3), then multiply this number by in-situ bulk-rock density (kg / m3) to give in-place Mineral Resource and Reserve tonnes.

Well-log data from drillholes can be used to calculate bulk density if accurate and calibrated well-logs are acquired during exploration drilling. In practical terms, modern well-logs tend to meet these criteria, but historic well-logs (collected before the 1990s) do not. In Saskatchewan, almost all potash exploration drilling took place in the 1950s and 1960s, well before density logs were accurate and reliable.

Another approach, and the one used by Nutrien, is to look up density values for the minerals which constitute potash rock – values determined in a laboratory to a high degree of accuracy and published in reliable scientific journals / textbooks – then apply these densities to the bulk rock. Given that the density of each pure mineral is quantified and known, the only variable is what proportion of each mineral makes up the bulk rock. An obvious benefit of this approach is that a mean value computed on the in-mine samples shown in Figure 14 has a much greater confidence interval than a mean value computed from just a few drillhole assays.

The four main mineralogical components of the ore zones of Saskatchewan’s Prairie Evaporite Formation with their respective mineral densities are:

Mineral	Density (kg / m3)	Components
Halite	2,170	NaCl
Sylvite	1,990	KCl
Carnallite	1,600	KMgCl3 · 6(H2O)
Insolubles	2,510	Anhydrite, dolomite, quartz, muscovite, and other minor mineral components (Nutrien Pilot Plant, 2018)

Historical Cory in-mine mineral grade analyses did not include measurements of the insoluble content, so the approach described above cannot be used at Cory. Instead, potash bulk-rock density is calculated using thousands of in-mine samples from the adjacent Vanscoy A Zone. All Nutrien potash mines now measure and record the in-mine % K2O grade and insoluble content of the mined rock. Magnesium content is not measured at Cory since carnallite is a negligible component of the ore here.

The value for insoluble density is based on known densities of the constituent parts of the insoluble components of the mineralization and the average occurrence of these insoluble components, which is known from over 50 years of mining experience at Vanscoy. Assuming the lowest plausible density of insolubles known for Saskatchewan potash deposits of this nature, the effect upon overall bulk-rock ore density and Mineral Resource and Reserve calculations would be negligible.

From life-of-mine in-mine samples taken at Vanscoy, bulk density for the Cory A Zone has been determined to be:

RHObulk-rock (Cory A Zone) = RHObulk-rock (Vanscoy A Zone) = 2,116 kg / m3

This method is as accurate as the ore grade measurements and mineral density estimates.

This estimate is considered acceptable since Cory and Vanscoy are mining the same potash seam, both mines use boring machines that are the same height, and both mines use the same basic mineral grade sampling methodology.

Not enough test mining of the B Zone has been conducted at Cory to permit a bulk density calculation based on Cory in-mine grade samples. If test mining of the B Zone at Cory is conducted in future, there may be enough samples with all constituent minerals measured to warrant a change from what is reported. It is expected that any such change would have only a minimal effect on bulk-rock density used in tonnage calculations.

Instead, the potash bulk-rock density is calculated using thousands of in-mine grade samples from Lanigan B Zone:

RHObulk-rock (Cory B Zone) = RHObulk-rock (Lanigan B Zone) = 2,120 kg / m3

This estimate is considered acceptable since both Cory B Zone and Lanigan B Zone are the same potash seam. Should the Cory B Zone bulk density change from the predicted value of 2,120 kg / m3, the later defined Cory B Zone Mineral Resources and Reserves in Sections 14.2 and 15.2 will also change, albeit, insignificantly.

12.0 DATA VERIFICATION

12.1 ASSAY DATA

The majority of original drill core assays were studied by independent consultant David S. Robertson and Associates (1976). The original assay results for core samples from historical drillholes were taken as accurate in these studies, as there is no way to reliably reanalyse these samples. Most of the remaining samples in storage have long since deteriorated to the point where they are not usable.

Ore grades of in-mine samples are measured inhouse at the Cory mine laboratory by Company staff using modern, standard chemical analysis tools and procedures; an independent agency does not verify these results. However, check sampling through the CPSEP, discussed in Section 11.1, does occur.

It should be noted that assay results from historical drillholes match in-mine sample results reasonably well – within 1% – even though drillhole sample spacing is much greater. This correlation is further validation of the in-mine sampling methodology. Mean mineral grade determined from in-mine samples taken from over 50 years of mining at Cory is thought to provide the most accurate measurement of potash grade for the Cory mine, also providing a good basis for estimating ore grade in areas of future mining at Cory.

12.2 EXPLORATION DATA

The purpose of any mineral exploration program is to determine extent, continuity, and grade of mineralization to a certain level of confidence and accuracy. For potash exploration, it is important to minimize the amount of cross-formational drilling, since each drillhole is a potential conduit for subsurface groundwater from overlying (or underlying) water-bearing formations into future mine workings. Every potash test drillhole from surface sterilizes potash mineralization; a safety pillar is required around every surface drillhole once underground mining commences.

Initial sampling and assaying of cores were done during potash exploration at Cory in the 1950s and 1960s. Methods were consistent with standard procedures for that era. The mine began production in 1968 and test drilling conducted after that was largely for the purpose of better understanding the caprock rather than potash mineralization. This approach to potash sampling is in accordance with widely accepted industry practice for areas adjacent and contiguous to an existing operating potash mine.

Assay of physical samples (drillhole cores and/or in-mine samples) is the only way to gain information about mineral grade, but extent and continuity of mineralization are correctly determined using data collected from geophysical surveys correlated with historic drilling information. To date, surface seismic data at Cory have been collected, analysed, and verified by Company staff, at times, in cooperation with independent consultants.

Data for the Mineral Resource and Reserve estimates for Cory mine reported in Sections 14.0 and 15.0 were verified by Company staff as follows:

•	Review of potash assay sample information (drillholes and in-mine grade samples),

•	Review of surface geophysical exploration results (3D and 2D seismic data),

•	Crosscheck of mined tonnages reported by mine site technical staff with tonnages estimated from mine survey information, and

•	Crosscheck of Mineral Resource and Mineral Reserve calculations carried out by corporate technical staff.

In the opinion of the authors, this approach to data verification of potash mineral grade and surface seismic information is in accordance with generally accepted industry practice for areas adjacent and contiguous to an existing operating potash mine.

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

At Cory, potash ore has been mined and concentrated using flotation and crystallization methods to produce saleable quantities of high-grade finished potash products since 1968.

Over the 52-year mine life, 123.510 million tonnes of potash ore have been mined and hoisted to produce 38.672 million tonnes of finished potash product (from startup in 1968 to December 31, 2020). Given this level of sustained production over several decades, basic mineralogical processing and prospective metallurgical testing of Cory potash is not considered relevant.

See also Section 17.0.

14.0 MINERAL RESOURCE ESTIMATES

14.1 DEFINITIONS OF MINERAL RESOURCE

The CIM has defined Mineral Resource in The CIM Definition Standards for Mineral Resources and Reserves (2014) as:

1)

Inferred Mineral Resource: that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

2)

Indicated Mineral Resource: that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade quality continuity between points of observation.

3)

Measured Mineral Resource: that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

CIM defines Modifying Factors as “considerations used to convert Mineral Resources into Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.”

In south-central Saskatchewan, where geological correlations are straightforward, and within a (potash) Subsurface Mineral Lease with an operating potash mine, Mineral Resource categories are generally characterized by Nutrien as follows:

1)

Inferred Mineral Resource: areas of limited exploration, such as areas that have been investigated through regional geological studies, or areas with 2D regional surface seismic coverage, little or no drilling, at some distance from underground workings, and within Crown Subsurface Mineral Lease KL 103C.

2)

Indicated Mineral Resource: areas of adequate exploration, such as areas with 3D surface seismic coverage, little or no drilling, at some distance from underground workings, and within Crown Subsurface Mineral Lease KL 103C.

3)	Measured Mineral Resource: areas of detailed, physical exploration through actual drilling or mine sampling, near existing underground workings, and within Crown Subsurface Mineral Lease KL 103C.

The mine began production in 1968 and test drilling conducted after that was largely for the purpose of better understanding the caprock rather than potash mineralization. Instead, exploration involved collecting surface seismic data, which became better in quality over the years. Exploration drilling has demonstrated the presence of the potash horizon, and seismic coverage shows the continuity of the Prairie Evaporite Formation within which the potash horizon occurs.

Along with this approach, analysis of in-mine samples for potash grade has provided an observation-based understanding of the potash mineralized zone at Cory that is far superior to the level of understanding provided by any surface drilling based exploration program. The authors believe that this approach provides a body of information that guides and constrains exploration inferences in a much better way than could be achieved from any conventional exploration investigation in areas immediately surrounding, and contiguous to, the Cory potash mine.

14.2 CORY POTASH RESOURCE CALCULATIONS

Exploration information used to calculate reported Mineral Resource tonnages at Cory consists of both physical sampling (drillhole and in-mine) and surface seismic (2D and 3D) as discussed in earlier sections. Based on the definitions and guidelines in Section 14.1, all mineral rights leased or owned by the Company, and within Crown Subsurface Mineral Lease KL 103C, are assigned to one of the three Mineral Resource categories.

Mineral Resources are reported as mineralization in-place and are exclusive of Mineral Reserves. In-place tonnes were calculated for each of the Mineral Resource categories using the following parameters:

Mining Height:	3.35 metres (11 feet)
Ore Density:	2.116 tonnes / cubic metre (A Zone)
Ore Density:	2.120 tonnes / cubic metre (B Zone)

The Mineral Resources for Cory, as of December 31, 2020 are as follows:

Cory A Zone:

Inferred Resource	1,284 millions of tonnes
Indicated Resource	612 millions of tonnes
Measured Resource	1,056 millions of tonnes
Total A Zone Resource	2,952 millions of tonnes

Cory B Zone:

Inferred Resource	1,286 millions of tonnes
Indicated Resource	613 millions of tonnes
Measured Resource	1,396 millions of tonnes
Total B Zone Resource	3,295 millions of tonnes

Total Cory Resource (A Zone + B Zone):

Inferred Resource	2,570 millions of tonnes
Indicated Resource	1,225 millions of tonnes
Measured Resource	2,452 millions of tonnes
Total A Zone + B Zone Resource	6,247 millions of tonnes

Cory Mineral Resources are plotted in Figure 15.

The average mineral grade of the Cory A Zone Mineral Resource is 21.9% K20 equivalent and was determined from thousands of in-mine samples at Cory. The average mineral grade of the Cory B Zone Mineral Resource is 20.3% K20 equivalent and was determined from thousands of in-mine samples at Lanigan mine where the B Zone has been extensively mined. See Section 11.2 for more detail.

The tonnage reported in the Cory A Zone Measured Resource is comprised of the potash that is within 1.6 km (1 mile) of physically sampled location (i.e. drillholes or mine workings). Also included as Measured Resource is the potash in the pillars of mined-out areas of the Cory mine as there is the possibility of retrieving ore from the remnant mining pillars at some point in the future. An example of this is the Patience Lake mine which was successfully converted from a conventional mine to a solution mine after being lost to flooding in 1989. Since mining of remnant mining pillars is not anticipated in the near future at Cory, in-place pillar mineralization remains as a Mineral Resource rather than a Mineral Reserve at this time.

N
Unsecured Mineral Rights
Inferred Mineral Resource
Indicated Mineral Resource
Cory Lease KL 103C
Drillhole
Measured Mineral Resource
0
5
Km

Figure 15: Map showing Cory Mineral Resource as of December 31, 2020.

15.0 MINERAL RESERVE ESTIMATES

15.1 DEFINITIONS OF MINERAL RESERVE

The CIM has defined Mineral Reserve in The CIM Definition Standards for Mineral Resources and Reserves (2014) as:

1)

Probable Mineral Reserve: the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

2)	Proven Mineral Reserve: the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

CIM defines Modifying Factors as “considerations used to convert Mineral Resources into Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.”

For Saskatchewan, in regions adjacent and contiguous to an operating potash mine, Mineral Reserve categories are characterized by Nutrien as follows:

1)

Probable Mineral Reserve: identified recoverable potash mineralization classified as a Measured Resource, within a 1.6 km (1 mile) radius of a sampled mine entry or exploration drillhole contiguous to mine workings, and within Crown Subsurface Mineral Lease KL 103C.

2)

Proven Mineral Reserve: identified recoverable potash mineralization classified as a Measured Resource, delineated on at least three sides by sampled mined entries or exploration drillholes to a maximum of 3.2 km (2 miles) apart, and within Crown Subsurface Mineral Lease KL 103C.

Along with this approach, analysis of in-mine samples for potash grade has provided an observation-based understanding of the potash mineralized zone at Cory that is far superior to the level of understanding provided by any surface drilling based exploration program. An understanding of the amount of ore that can be conventionally mined from the Measured Resource category using current mining practices comes from over 50 years of potash mining experience at Cory.

15.2 CORY POTASH RESERVE CALCULATIONS

Using the definitions outlined in Section 15.1, a portion of the Cory A Zone Measured Resource has been converted to Mineral Reserve. The assigned Mineral Reserve category is dependent on proximity to sampled mined entries also described in Section 15.1. An overall extraction ratio for the Cory mine has been applied to the qualifying areas outlined as Measured Resource in Figure 15. This extraction ratio is significantly lower than the local extraction ratio described in Section 16.1, as it takes into account areas which cannot be mined due to unfavorable geology.

The overall extraction ratio at the Cory mine is 27%. It was derived by dividing the total tonnes mined to date by the tonnage equivalent of the total area of the mine workings (i.e. the perimeter around the mine workings) less future mining blocks. Since an extraction ratio has been applied, Mineral Reserves are considered recoverable ore, and are reported as such. Note that only drillholes whose 1.6 km radii are contiguous to mine workings or the 1.6 km radius placed around mine workings are used to compute probable mineral reserve. The remaining non-contiguous drillholes remain in the measured resource category.

The Mineral Reserves for Cory as of December 31, 2020 are as follows:

Cory A Zone:

Probable Reserve	141 millions of tonnes
Proven Reserve	73 millions of tonnes
Total A Zone Reserve	214 millions of tonnes

Cory B Zone:

Probable Reserve	nil
Proven Reserve	nil
Total B Zone Reserve	nil

Total Cory Reserves (A Zone + B Zone):

Probable Reserve	141 millions of tonnes
Proven Reserve	73 millions of tonnes
Total A Zone + B Zone Reserve	214 millions of tonnes

Cory Mineral Reserves are plotted in Figure 16

The average mineral grade of the Cory A Zone Mineral Reserve is 21.9% K20 equivalent and was determined from thousands of in-mine samples at Cory. See Section 11.2 for more detail.

Unsecured Mineral Rights
Cory Lease KL 103C
Drillhole
Proven Mineral Reserve
Probable Mineral Reserve
N
0
5
Km

Figure 16: Map showing Cory Mineral Reserve as of December 31, 2020.

16.0 MINING METHOD

16.1 MINING OPERATIONS

All conventional potash mines in Saskatchewan operate at 900 m to 1200 m below surface within 9 m to 30 m of the top of the Prairie Evaporite Formation. Over the scale of any typical Saskatchewan potash mine, potash beds are tabular and regionally flat-lying, with only moderate local variations in dip. At Cory, potash ore is mined using conventional mining methods, whereby:

•	Shafts are sunk to the potash ore body;

•	Continuous mining machines cut out the ore, which is hoisted to surface through the production shaft;

•	Raw potash is processed and concentrated in a mill on surface; and

•	Concentrated finished potash products (near-pure KCl) are sold and shipped to markets in North America and offshore.

Sinking of the two original shafts (Shaft #1 and Shaft #2) from surface to the potash zone was completed in 1968, and the first potash ore was hoisted in the fall of that year. The Cory mine has run on a continuous basis since the first ore was hoisted in 1968, other than short-term shutdowns taken for inventory management purposes, occasional plant maintenance and construction work, or other outages that are typical for operations of this nature.

In recent years, the Cory mine underwent a major expansion which brought the nameplate capacity up to 3.0 million tonnes of finished potash products per year. In 2020, operational capability at the Cory facility was 1.0 million tonnes per year. Operational capability may vary during the year and year-to-year including as between our potash operations.

Virtually all Cory underground mining rooms are in one potash mineralized zone, the upper layer (or A Zone) of the Patience Lake Member of the Prairie Evaporite Formation (the host evaporite salt). In contrast, some potash mines further east in Saskatchewan mine in a different potash layer, the Esterhazy Member of the Prairie Evaporite Formation. Saskatchewan potash geology and conventional mining horizons are illustrated in Figure 17. At Cory, mine elevations average approximately 1,010 m depth below surface. Mine workings are protected from aquifers in overlying formations by approximately 12 m of overlying salt and potash beds, along with salt plugged porosity in the Dawson Bay Formation, a carbonate layer lying immediately above potash hosting salt beds.

The Cory mine is a conventional underground mining operation whereby continuous mining machines are used to excavate the potash ore by the stress-relief mining method. Continuous conveyor belts transport ore from the mining face to the bottom of the production shaft. Mining methods employed in Saskatchewan are discussed in Jones and Prugger (1982) and in Gebhardt (1993). The highest mineral grade section of the Cory potash seam is approximately 3.35 m (11’) thick, with gradations to lower grade salts immediately above and below the mining horizon. The actual mining thickness at Cory is dictated by the height of continuous boring machines used to cut the ore which has been fixed at 3.35 m (11’). This mining height allows for comfortable working headroom and efficient extraction of potash ore.

As discussed in Section 10.0, Cory cuts to a marker (clay) seam that is slightly above the high-grade mineralized zone to establish a safe and stable mine roof. The top marker seam is slightly overcut by 10 cm to 20 cm. Clay seams are often planes of weakness, and if they are undercut, material immediately below the clay seam becomes a hazard as it may separate and fall. Since the hazard must be remediated prior to proceeding, thus slowing production, the moderately diluted mineral grade that results from the overcutting is preferable from a safety point of view.

Figure 17: Schematic cross-section through the Prairie Evaporite Formation, illustrating mining horizons at each of Nutrien’s conventional potash operations.

Conservative local extraction ratios (never exceeding 45% in any mining block) are employed at all Saskatchewan mines, including Cory, in order to minimize potential detrimental effects of mining on overlying strata; this is common practice in flat-lying, tabular ore bodies overlain by water-bearing layers.

From the shaft-bottom, potash ore is hoisted approximately 1,000 m from the potash level through the vertical shafts to a surface mill. In addition to hoisting potash ore to surface, the production shaft provides fresh air ventilation to the mine and serves as a secondary egress. The Service Shaft is used for service access, primary egress, and exhausting ventilation from the mine.

Over the 52-year mine life, 123.510 million tonnes of potash ore have been mined and hoisted to produce 38.672 million tonnes of finished potash product (from startup in 1968 to December 31, 2020). The life-of-mine average concentration ratio (raw ore / finished potash products) is 3.19 and the overall extraction ratio over this time period is 27%.

Actual potash production tonnages for the Cory mine, along with concentration ratios (tonnes mined / tonnes product), are plotted for the past decade in Figure 18.

Cory - Mined Tonnes / Year (MT)

Cory - Finished Potash Products / Year (MT)

Cory - Concentration Ratio / Year

Figure 18: Mined tonnes, product tonnes, and concentration ratio for the Cory mine over the past 10 years.

16.2 RISKS TO POTASH MINING OPERATIONS, WITH EMPHASIS ON WATER INFLOWS

The mining of potash is a capital-intensive business, subject to the normal risks and capital expenditure requirements associated with mining operations. The production and processing of ore may be subject to delays and costs resulting from mechanical failures and such hazards as unusual or unexpected geological conditions, subsidence, water inflows of varying degree, and other situations associated with any potash mining operation.

Potash beds in all regions of Saskatchewan are overlain by a number of water-bearing formations, and there are water zones underlying the potash beds as well. A water inflow into mine workings is generally significant in a potash mine since salt dissolves in water; an inflow can lead to anything from increased costs at best to closure of the mine at worst (e.g. see Prugger and Prugger, 1991).

Over the past 50+ years of mining at Cory, there have been numerous small brine inflows into underground mine workings. Each new inflow is treated with concern and appropriately investigated, and all active inflow sites are monitored. These seepages have generally proven to be no more than a minor nuisance to underground operations. Currently there are four brine collection points in the mine. While flow rates vary with time, at present, the cumulative flow rate from these locations has been averaging about 313 litres / minute. Additionally, inflows into the existing shafts is estimated at 40 litres / minute. Brine from these inflows is collected, then pumped up to surface for disposal in the Tailings Management Area.

The best practice for inflow management in potash mines is to ensure that brine ingress points are accessible and that any undersaturated brines are collected at the source to avoid dissolution of the mining pillars and mine workings in general. Thus, as a precautionary measure, several projects at Cory have recently been initiated to gain or improve access to the ingress locations in old mine workings, as well as to increase the mine’s overall dewatering capabilities.

It is typical with inflows in Saskatchewan potash mines that some hydrogen sulfide gas (H2S) are exsolved from the depressurized formation brines as they enter the mine workings. Average concentrations are low (below 5 ppm) and well within safe limits for mine personnel.

17.0 RECOVERY METHODS

At Cory, potash ore has been mined and concentrated to produce saleable quantities of high grade finished potash products since 1968. Products include granular, standard, industrial grade, and feed grade potash. These products have industrial, agricultural, and feed applications.

Both flotation methods and crystallization methods are used to concentrate potash ore into finished potash products at the Cory mill. A simplified process flow diagram is shown in Figure 19. Raw potash ore is processed on surface, and concentrated finished potash products (near-pure KCl) are sold and shipped to markets in North America and offshore.

Figure 19: Simplified flow diagram for potash flotation and crystallization milling methods used at Cory.

Over the past three years, production of finished potash products at Cory was:

2018:	0.810 million tonnes finished potash products at 62.63% K2O (average grade)
2019:	0.973 million tonnes finished potash products at 61.79% K2O (average grade)
2020:	1.403 million tonnes finished potash products at 61.58% K2O (average grade)

Over the past decade, actual mill recovery rates have been between 69.0% and 80.6%, averaging 73.7% (see Figure 20). Historically, mill recoveries at Cory were lower than at other Nutrien plants because a larger portion, and at one point all, of Cory’s total production was made through the crystallization process. Given the long-term experience with potash geology and actual mill recovery at Cory, no fundamental potash milling problems are anticipated in the foreseeable future.

Quality control testing and monitoring geared towards fine-tuning and optimizing potash milling and concentrating processes are conducted on a continual basis at all Nutrien mine sites and at Nutrien research facilities. At Cory, this is no exception; test work to optimize circuit performance and ensure product quality is carried out on an ongoing basis.

Cory - Mill Recovery / Year (%)

Figure 20: Cory mill recovery rate over the past 10 years.

18.0 PROJECT INFRASTRUCTURE

Infrastructure is in place to meet current and projected requirements for transportation, energy (electricity and natural gas), water and process materials at Cory. See also Section 5.0.

The Cory mine is served by a number of villages within 50 kilometres of the mine site. The nearest city is Saskatoon (7 km distant). Surface facilities are accessed by existing paved roads and highways that are part of the Saskatchewan Provincial Highway System. All potash product is shipped by rail over existing track.

At present, high voltage power capacity at Cory is 52 MVA. The ten-year projection of power utilization indicates that the utility can meet all foreseeable future demand.

The Cory operation requires a sustained fresh water supply for the milling process which is provided by a waterline from the South Saskatchewan River (approximately 10 km distant). This water supply is provincially licensed and provides a sustainable source of process water for Cory milling operations without having any impact on other users of water in the area.

19.0 MARKET STUDIES AND CONTRACTS

Potash from Company mines (including Cory) has been sold on a continuous basis since mining began in 1968. At present, Nutrien products are sold in more than 50 countries, to three types of end-use:

1.	Fertilizer, focused on balanced plant nutrition to boost crop yields in order to meet the world’s ever-increasing appetite for food (nitrogen, phosphate, potash)

2.	Feed Supplements, focused on animal nutrition (mainly phosphate)

3.	Industrial, focused on products for high-grade food, technical and other applications (nitrogen, phosphate, as phosphoric acid, potash)

The Company owns and operates six potash mines in Saskatchewan and a potash mine in New Brunswick, Canada, which no longer produces potash and was permanently closed in 2018. Over the past three years (2018, 2019, 2020) the Company had potash sales of 37.364 million tonnes resulting in net sales of USD $7,414 million over this period.

Potash is mainly used for fertilizer, which typically makes up approximately 90 percent of the company’s annual potash sales volumes. By helping plants develop strong root systems and retain water, it enhances yields and promotes greater resistance to disease and insects. Because it improves the taste and nutritional value of food, potash is often called the “quality nutrient.” Industrial applications of potash include use in soaps, water softeners, de-icers, drilling muds and food products.

Potash fertilizer is sold primarily as solid granular and standard products. Granular product has a larger and more uniformly shaped particle than standard product and can be easily blended with solid nitrogen and phosphate fertilizers. It is typically used in more advanced agricultural markets such as the US and Brazil.

Most major potash consuming countries in Asia and Latin America have limited or no indigenous production capability and rely primarily on imports to meet their needs. This is an important difference between potash and the other major crop nutrient businesses. Trade typically accounts for approximately three-quarters of demand for potash, which ensures a globally diversified marketplace.

The most significant exporters are producers with mines in the large producing regions of Canada, the former Soviet Union, and the Middle East, which all have relatively small domestic requirements.

Long-term world potash demand has grown at an average annual rate between 2.5 and 3.0 percent since 2000, with the primary growth occurring in the large developing markets of Asia and Latin America. These regions are characterized by having a combination of expanding crop production base and / or historical underapplication of potash compared to scientifically recommended levels. Potash consumption has closely followed growth in production of grains, oilseeds, fruits, and vegetables. In the long run, we expect potash consumption will continue to grow, largely driven by the need to increase crop production and by improved potash application rates, particularly in developing countries. See Figure 21 for world potash production and demand in 2020.

Figure 21: World potash production and demand for 2020E.

Potash is applied to key crops globally. Wheat, rice, corn, oilseed, and sugar crops consume over half of the potash used worldwide. Fruits and vegetables are also important users of potash fertilizers, accounting for about 19 percent of the total consumption. The remainder goes to other consumer and industrial crops such as oil palm, rubber, cotton, coffee, and cocoa. See Table 4 for primary potash market profile. This diversity means that global potash demand is not tied to the market fundamentals for any single crop or growing region.

Table 4: Primary Potash Market Profile

Country / Region	Growth Rate*	Key Consuming Crops
China	2.1%	Vegetables, rice, fruits, corn
India	4.6%	Rice, wheat, vegetables, sugar crops
Other Asia	2.0%	Oil palm, rice, sugar crops, fruits, vegetables
Latin America	3.3%	Soybeans, sugar crops, corn
North America	2.7%	Corn, soybeans

*	5-year CAGR for potash fertilizer consumption (2015-2020E)

Global potash shipments are estimated to have reached record levels at approximately 68 million tonnes in 2020, an increase of more than 4 million tonnes from the previous year. Potash demand has grown at an annualized rate of 2.7 percent over the past 5 years, driven by strong potash consumption trends in all major potash markets.

North American and South American growers applied significant amounts of potash to replenish soil nutrients removed by large harvests. Potash application rates are increasing in China and Southeast Asian countries as a result of increased soil testing and improved agronomic practices. Growers in these countries are also increasing acreage of potassium-intensive crops such as fruits, vegetables, and oil palm. India continues to face political barriers to significantly growing potash demand, however, the agronomic need and willingness of farmers to improve yields persists. The Company believes that supportive agriculture fundamentals and the need to address declining soil fertility levels will enable strong demand growth in the years ahead. World potash shipments and consumption in recent years is shown in Figure 22.

Figure 22: World potash shipments and consumption, 2016-2020E.

Canpotex Limited (Canpotex), the offshore marketing company owned by the Company and other Saskatchewan potash producers, handles all sales, marketing and distribution of potash produced by its member companies to customers outside of the US and Canada (including the potash produced at Cory).

In North America, Nutrien sells potash to retailers, cooperatives, and distributors, who provide storage and application services to farmers, the end-users. This includes sales to Nutrien’s retail distribution business, which has the largest retail distribution network in North America. Typically, the Company’s North American potash sales are larger in the first half of the year. The primary customers for potash fertilizer products at the Cory operation are retailers, dealers, cooperatives, distributors, and other fertilizer producers who have both distribution and application capabilities.

Nutrien’s Market Research group provides management with market information on a regular basis including global agriculture and fertilizer prices, demand and supply in fertilizer markets and general economic conditions that may impact fertilizer sales. These may include specific market studies and analyses on different topics as may be required. This information is reviewed on a regular basis and the author of this report takes this information into account in understanding the markets and the assumptions within this report.

Plans and arrangements for potash mining, mineral processing, product transportation, and product sales are established by Nutrien and are within industry norms.

20.0 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The tailings management strategy at all Nutrien potash mines in Saskatchewan, including Cory, is one of sequestering solid mine tailings in an engineered and provincially licenced TMA near the surface plant site. The Cory TMA currently covers an area of approximately 416 hectares (1,027 acres) of land owned by the Company. Solid potash mine tailings typically consist of 85% to 95% rock salt (NaCl) and 5% to 15% insolubles (carbonate mud = CaCO3, anhydrite mud = CaSO4, and clays like chlorite, illite, and so on). An engineered slurry-wall has been constructed on the north, west, and south sides of the Cory TMA in the areas where near-surface aquifers could be impacted by mine waters. Near-surface geology to the east of the TMA limits the possibility of brine migration into these areas. The slurry-wall provides secondary containment of any saline mine waters, stopping these brines from reaching surrounding near-surface aquifers. Areas surrounding the TMA are closely monitored: this includes everything from daily visual perimeter inspections to annual investigations and inspections of surrounding groundwater and aquifers.

Cory currently operates four brine disposal wells near the surface plant of the Cory mine (marked in Figure 23) where clear salt brine (i.e. no silt, clay slimes, or other waste) is borehole-injected into the Winnipeg / Deadwood Formations, deep subsurface aquifers approximately 1,500 m to 1,700 m below the surface. The disposal wells are provincially licensed, and groundwater in these extensive deep aquifers is naturally saline.

Emissions to air (mostly salt dust and potash dust) are kept below regulatory limits through various modern air pollution abatement systems (e.g. dust collection systems built into mill processes) that are provincially licensed. This same procedure is followed at all Nutrien mines in Saskatchewan.

The Cory operation requires a sustained fresh water supply for the milling process which is provided by a waterline from the South Saskatchewan River (approximately 10 km distant). This water supply is provincially licensed and provides a sustainable source of process water for Cory milling operations without having any impact on other users of water in the area.

In Saskatchewan, all potash tailings management activities are carried out under an “Approval to Operate” granted by the Saskatchewan Ministry of Environment (MOE), the provincial regulator. The Cory mine is in compliance with all regulations stipulated by the Environmental Protection Branch of MOE. The current Cory Approval to Operate has been granted to July 1, 2028, the renewal date.

In terms of long-term decommissioning, environmental regulations of the Province of Saskatchewan require that all operating potash mines in Saskatchewan create a long-term decommissioning and reclamation plan that will ensure all surface facilities are removed, and the site is left in a chemically and physically stable condition once mine operations are complete. The Company has conducted numerous studies of this topic, and the most recent decommissioning and reclamation plan for Cory was approved by MOE technical staff in October 2016. Because the current expected mine life for Cory is many decades into the future, it is not meaningful to come up with detailed engineering designs for decommissioning annually. Instead, decommissioning plans are reviewed every five years, and updated to accommodate new concepts, technological change, incorporation of new data, and adjustments of production forecasts and cost estimates. Any updated decommissioning and reclamation reports generated by this process are submitted to provincial regulatory agencies. For Cory, a revised decommissioning and reclamation plan is required in July 2021.

In addition to the long-term decommissioning plan, provincial regulations require that every potash producing company in Saskatchewan set up an Environmental Financial Assurance Fund, which is to be held in trust for the decommissioning, restoration and rehabilitation of the plant site after mining is complete. This fund is for all mines operated by Nutrien in the province of Saskatchewan (i.e. Allan, Cory, Lanigan, Patience Lake, Rocanville, and Vanscoy).

Figure 23: Aerial photo showing the Cory surface operations, disposal wells, and Tailings Management Area.

21.0 CAPITAL AND OPERATING COSTS

The Cory mine has been in operation since 1968; in the years immediately preceding this, major capital investment was made to bring this mine into production. Since then, capital expenditures were made on a regular and ongoing basis to sustain production, and to expand production from time to time.

A major refurbishment and expansion of the Cory mine was completed in 2013 increasing nameplate capacity to 3.0 million tonnes of finished potash products per year. This work involved increased hoist capacity, infrastructure improvements, major expansions of mine and mill, and improvements to loadout facilities. All construction was carried out without significant disruption to existing potash production from the site.

22.0 ECONOMIC ANALYSIS

22.1 FUNDAMENTALS

The Company conducts ongoing and detailed economic analyses on each of its operations and on all aspects of its business. While the Company considers its operating costs and results on a per mine basis to be competitively sensitive and confidential information, the Company is confident that the economic analysis conducted routinely for each of the Company’s operating potash mines is complete, reasonable, and meets industry standards.

On a cash flow basis, the Company’s potash segment generated USD $7,414 million in net sales over the past three years (2018, 2019 and 2020) based on sales volume of 37.364 million tonnes of finished potash products. The annual average realized potash price for manufactured products (includes North American and offshore sales) over the past three years is:

2018:	$205 USD / tonne
2019:	$226 USD / tonne
2020:	$167 USD / tonne

Over the past three years (2018, 2019, and 2020) the Cory mine produced 3.626 million tonnes of finished potash products. In the past three years (2018, 2019, and 2020), the Cory mine accounted for 10% of total potash production at the Company over this period. Cory is currently making a positive contribution to the Company’s potash segment.

Given the Company’s previous history (including over 50 years of mining at the Cory operation), recent market conditions, and extensive reserve base, the economic analysis for Cory has met the Company’s internal hurdle rates.

22.2 TAXES

Royalties are paid to the Province of Saskatchewan, which holds approximately half of the mineral rights in the Cory Crown Subsurface Mineral Lease. Royalties from non-Crown lands are paid to various freeholders of mineral rights in Saskatchewan. The crown royalty rate is 3% and is governed by The Subsurface Mineral Royalty Regulations, 2017. The actual amount paid is dependent on selling price and production tonnes.

Municipal taxes are paid based on site property values.

Saskatchewan potash production is taxed at the provincial level under The Mineral Taxation Act, 1983. This tax, governed by The Potash Production Tax Regulations, consists of a base payment and a profit tax, collectively known as the potash production tax. As a resource corporation in the Province of Saskatchewan, Nutrien is also subject to a resource surcharge that is a percentage of the value of its resource sales (as defined in The Corporation Capital Tax Act of Saskatchewan).

In addition to this, Nutrien pays federal and provincial income taxes based on corporate profits from all its operations in Canada.

23.0 ADJACENT PROPERTIES

Cory Crown Mineral Lease KL 103C is adjacent to the following Crown potash dispositions:

•	Agrium Potash Ltd. 100% KL 114C (Nutrien Vanscoy)

•	BHP Billiton Canada Inc. 100% KL 208

•	BHP Billiton Canada Inc. 100% KL 305

•	BHP Billiton Canada Inc. 100% KL 312

Nutrien’s Vanscoy Mine (KL 114C) has extensive underground workings immediately adjacent to Cory KL 103C. While these two mines are both owned and operated by Nutrien, there remains a shared buffer between the two operations’ mine workings, where it is agreed that no mining will occur. This buffer ensures that mine workings at one operation will not negatively impact workings at the other.

24.0 OTHER RELEVANT DATA AND INFORMATION

Not applicable.

25.0 INTERPRETATION AND CONCLUSIONS

Nutrien and PotashCorp, one of the legacy companies of Nutrien, has a long history of successful potash mining at Cory, where potash has been produced for over 50 years. The authors believe that the experience gained in mining and milling potash for this length of time has produced a reliable body of information about potash mineralization, mining, and milling at Cory.

In a Saskatchewan potash mine that has been producing for many decades, reduction of mine life through increased production is counter-balanced by development mining into new mineral land parcels. This increases mine life through increasing the potash Mineral Reserve.

For Cory, mine life can be estimated by dividing the total Mineral Reserve (Proven + Probable) of 214 million tonnes by the average annual mining rate (million tonnes of ore hoisted per year). For Cory, the mining rate is defined as equal to the actual three-year running average (consecutive, most recent years). The average mining rate at Cory over the past three years (2018, 2019, and 2020) was 3.626 million tonnes of potash ore mined and hoisted per year.

If this mining rate is sustained, and if Mineral Reserves remain unchanged, then the Cory mine life would be 59 years. This estimate of mine life is likely to change as mining advances further into new mining blocks, and / or if mining rates change.

26.0 RECOMMENDATIONS

Not applicable for a potash mine that has been in operation since 1968.

27.0 REFERENCES

Companion Policy 43-101CP to National Instrument 43-101 Standards of Disclosure for Mineral Projects (2011). Retrieve this and related documents from many websites.

The CIM Definition Standards for Mineral Resources and Reserves (2014). Retrieve this and related documents from many websites.

Fuzesy, Anne (1982). Potash in Saskatchewan (44p). Saskatchewan Industry and Resources Report 181. https://publications.saskatchewan.ca/#/products/7307.

Gebhardt, E. (1993). Mine planning and design integration, CIM Bulletin, May 1993, pp. 41 – 49.

Government of Saskatchewan (2020). Saskatchewan Mining and Petroleum GeoAtlas. https://gisappl.saskatchewan.ca/Html5Ext/index.html?viewer=GeoAtlas. Accessed January 2020.

Government of Saskatchewan. The Corporation Capital Tax Act of Saskatchewan. Available online at http://www.qp.gov.sk.ca/documents/English/Statutes/Statutes/c38-1.pdf.

Government of Saskatchewan. The Mineral Taxation Act, 1983. Available online at http://www.qp.gov.sk.ca/documents/English/Statutes/Statutes/M17-1.pdf.

Government of Saskatchewan. The Potash Production Tax Regulations. Available online at https://publications.saskatchewan.ca/#/products/1263.

Government of Saskatchewan. The Subsurface Mineral Royalty Regulations, 2017. Available online at http://publications.gov.sk.ca/details.cfm?p=88223&cl=8.

Government of Saskatchewan. The Subsurface Mineral Tenure Regulations, 2015. Available online at http://www.publications.gov.sk.ca/details.cfm?p=72797.

Jones, P. R. and F. F. Prugger (1982). Underground mining in Saskatchewan potash. Mining Engineering, 34, pp. 1677 – 1683.

Nutrien Pilot Plant (2018). Personal communication on density of insoluble minerals in different ore zones.

Prugger, F.F., (1979), The flooding of the Cominco potash mine and its rehabilitation; CIM Bulletin, Vol. 72, No. 807, pp. 86 – 90.

Prugger, F. F. and A. F. Prugger (1991). Water problems in Saskatchewan potash mining – what can be learned from them? Bulletin of the Canadian Institute of Mining and Metallurgy (CIM Bulletin), Vol. 84, No. 945, pp. 58 – 66.

Robertson, David S. and Associates (1978). Summary Report on Evaluation of Potash Assets for Potash Corporation of Saskatchewan. Unpublished consultant’s report to Potash Corporation of Saskatchewan Inc.

Yang, C., Jensen, G., and Berenyi, J. (2009a). The Stratigraphic Framework of the Potash-rich Members of the Middle

Devonian Upper Prairie Evaporite Formation, Saskatchewan; Summary of Investigations 2009, Volume 1, Saskatchewan Geological Survey.